Exhibit 99.1

Vimicro Announces Changes to Board of Directors

BEIJING, December 30, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video processing IC and surveillance solution provider, today announced that Dr. Darrin J. Young will join the Company’s Board of Directors as an independent director, effective January 1, 2014. The Company also announced that Dr. Theodore Van Duzer, also an independent director, will retire from Vimicro’s Board as of December 31, 2013.

Dr. Young has served as the USTART Associate Professor and Associate Chair of the Electrical and Computer Engineering Department of the University of Utah in Salt Lake City since 2009. Prior to that, he served as an Associate Professor and an Assistant Professor at the Case Western Reserve University. Before that, Dr. Young was a Participating Researcher at the Lawrence Livermore National Laboratory. Prior to that, he worked at Rockwell Semiconductor Systems and at Hewlett-Packard Laboratories. Dr. Young received his Bachelor’s, Master’s, and Doctoral degrees in Electrical Engineering and Computer Sciences from the University of California at Berkeley.

“We would like to thank Dr. Van Duzer for his longtime service and support to Vimicro, and we wish him well in his retirement. We are also pleased to welcome Dr. Young to our Board of Directors. We expect the Company and its stakeholders to benefit from his substantial knowledge and experience,” stated Dr. John Deng, Chairman and CEO of Vimicro.

About Vimicro International Corporation

Vimicro International Corporation is a leading video processing IC and surveillance solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance applications. Vimicro has aggressively entered the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Company Contact: Vimicro International Corporation Mr. David Zhang, Legal Manager Phone: +86 (10) 6894 8888 ext. 7563 E-mail: zhangxiaowei@vimicro.com www.vimicro.com	Investor Contact: Vimicro International Corporation Mr. John Harmon, CFA, VP of Finance Phone: +86 186 1151 1730 (Beijing) E-mail: john.harmon@vimicro.com